Ocugen, Inc.

11 Great Valley Parkway

Malvern, PA 19355

February 11, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocugen, Inc.: Registration Statement on Form S-3 filed January 31, 2025 (File No. 333-284629)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ocugen, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 13, 2025 at 4:30 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Jennifer Porter of Goodwin Procter LLP at (445) 207-7806.

Sincerely,

Ocugen, Inc.

/s/ Shankar Musunuri
Shankar Musunuri, Ph.D., MBA
Chief Executive Officer and Chairman

cc:	Ramesh Ramachandran, Ocugen, Inc.
Rachael Bushey, Esq., Goodwin Procter LLP
Jennifer Porter, Esq., Goodwin Procter LLP
Jesse Fishman, Esq., Goodwin Procter LLP